SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                   Under the Securities Exchange Act of 1934*

                       Ligand Pharmaceuticals Incorporated
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    53220K207
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 2, 2005
                                ----------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A


---------------------------------------------------     ------------------------
CUSIP No.  53220K207                                    Page 2 of 8 Pages
---------------------------------------------------     ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     7,375,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,375,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,375,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.95%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D/A


---------------------------------------------------     ------------------------
CUSIP No.  53220K207                                    Page 3 of 8 Pages
---------------------------------------------------     ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC             I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     7,375,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,375,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,375,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.95%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D/A


---------------------------------------------------     ------------------------
CUSIP No.  53220K207                                    Page 4 of 8 Pages
---------------------------------------------------     ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     4,725,800
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,725,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,725,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.37%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 6 (the "Amendment") amends the Schedule 13D filed on September 23, 2005 (together with amendments filed prior to the date hereof, the "Schedule 13D"), and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Island limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.001 per share, of Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     On December 2, 2005, the Management Company, the Offshore Fund and certain other Funds (collectively, the "Third Point Entities") entered into a stockholders agreement (the "Stockholders Agreement") with the Company pursuant to which the Third Point Entities will be provided representation on the Company's Board of Directors (the "Board") no later than December 8, 2005. Under the Stockholders Agreement, the Board will increase its size by three and elect Daniel S. Loeb, Jeffrey R. Perry and Brigette Roberts, M.D. (collectively, the "Third Point Designees") to fill the newly created directorships.

     The Stockholders Agreement further provides that the Board will nominate, recommend and solicit proxies in respect of the three Third Point Designees at the annual meeting of stockholders to be held on January 31, 2006, as well as until and including the earlier of (i) an annual meeting of the Company's stockholders to be held in 2007 and (ii) the Director Termination Date (referred to below). The Third Point Entities have agreed to vote at any such meetings (i) for the entire slate of nominees recommended by the Board and (ii) in accordance with the recommendation of the Board on any proposals of any other stockholder of the Company who is also proposing one or more nominees for election as director in opposition to the Board. The Third Point Entities have also agreed that they will no longer be entitled to representation on the Board, and that the Third Point Designees will resign, immediately following the Director Termination Date. The "Director Termination Date" will occur upon the earliest of (i) a violation of the Standstill Agreement described below, (ii) the sale or transfer of Company voting securities by the Third Point Entities and certain related persons such that their aggregate beneficial ownership of such securities is decreased, (iii) the date when there are no Third Point Designees on the Board and no replacements for the Third Point Designees have been designated by the Third Point Entities, and (iv) the date of termination of the Standstill Agreement.

     The Stockholders Agreement also provides that if a special committee of the Board is formed in connection with exploring certain strategic alternatives, the Board will cause one Third Point Designee to be appointed to serve on the special committee if it consists of three or four members, and two Third Point Designees to be appointed to serve on the special committee if it consists of five or more members.

     In addition, the Third Point Entities have agreed (the "Standstill Agreement") that, until the later to occur of June 2, 2006 and the earliest of
(i) the Director Termination Date, (ii) the termination by the Board of the Company's strategic alternatives process and (iii) the consummation of the transaction effected as a result of the Company's strategic alternatives process, they would not, subject to certain specified exceptions: (a) engage in any solicitation of proxies or submit any proposal at any annual or special meeting of the stockholders of the Company, (b) form, finance or participate in a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of
1934) proposing to take any action prohibited by the Standstill Agreement, or
(c) engage in any action described in paragraphs (a) through (j) of Item 4 of
Schedule 13D promulgated by the Securities and Exchange Commission or file any amendment to the Schedule 13D indicating any plan or proposal to engage in any such action.

     The Company has agreed to reimburse the Management Company and its affiliates for all out-of-pocket costs and expenses incurred by them related to
(a) their efforts to induce the Company to pursue strategic alternatives and cause a stockholder meeting to be called, (b) the preparation and filing of any proxy materials by the Management Company and its affiliates, (c) the solicitation of proxies and (d) the negotiation and entering into of the Stockholders Agreement prior to the date of the Stockholder Agreement, up to a maximum of $475,000. Fifty percent (50%) of such expenses are to be reimbursed by the Company within five (5) business days of receipt by the Company of appropriate invoices, and the remaining fifty percent (50%) of such expenses are to be reimbursed by the Company, subject to certain exceptions, on June 2, 2006.

     A copy of the Stockholders Agreement entered into by and among the Management Company, the Offshore Fund, certain other Funds and the Company is filed herewith and incorporated herein by reference. The description of the Stockholders Agreement contained in this Amendment is qualified in its entirety by reference to Exhibit 1 hereto.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) and (b) of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 7,375,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 9.95% of the 74,131,283 shares of Common Stock outstanding as of October 31, 2005, as reported in the Company's Annual Report on Form 10-K for the period ended December 31, 2004.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 4,725,800 shares of Common Stock, which represents 6.37% of the outstanding shares of Common Stock.

None of the other individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 7,375,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 4,725,800 shares of Common Stock held by the Offshore Fund.

     Item 5(c) is hereby amended by adding thereto the following:

     Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the filing of the Amendment No. 5 to the Schedule 13D on November 16, 2005.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund at the direction of the Management Company and Mr. Loeb since the filing of the Amendment No. 5 to the Schedule 13D on November 16, 2005.

Item 7. Material to be Filed as Exhibits.

     1. Stockholders Agreement, dated as of December 2, 2005, made and entered into by and among Ligand Pharmaceuticals Incorporated and Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd. and Third Point Partners Qualified LP.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 5, 2005


                                        THIRD POINT LLC

                                        By:  /s/ Daniel S. Loeb
                                            ---------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Chief Executive Officer


                                        THIRD POINT OFFSHORE FUND, LTD.

                                        By:  /s/ Daniel S. Loeb
                                            ---------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Director


                                        DANIEL S. LOEB

                                        /s/ Daniel S. Loeb
                                        ---------------------------
                                        Daniel S. Loeb


               [SIGNATURE PAGE TO AMENDMENT NO. 6 TO SCHEDULE 13D
                                 WITH RESPECT TO
                      LIGAND PHARMACEUTICALS INCORPORATED]

                                   Schedule A
                                   ----------

                   (Transactions by the Funds in Common Stock
            since the filing of Amendment No. 5 to the Schedule 13D)


   Date            Transaction              Shares             Price Per Share
   ----            -----------              ------             ---------------

 11/30/05              Buy                  41,400                 11.1000
 11/30/05              Sell                 41,400                 11.1000

                                   Schedule B
                                   ----------

               (Transactions by the Offshore Fund in Common Stock
            since the filing of Amendment No. 5 to the Schedule 13D)


   Date            Transaction              Shares             Price Per Share
   ----            -----------              ------             ---------------

 11/30/05              Sell                 18,500                 11.1000